December 23, 2024

Stephen C. Glover
Chief Executive Officer
ZyVersa Therapeutics, Inc.
2200 N. Commerce Parkway, Suite 208
Weston, FL 33326

       Re: ZyVersa Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed December 20, 2024
           File No. 333-283993
Dear Stephen C. Glover:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Faith L. Charles